                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*

                             FOREST OIL CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    346091101
                                 --------------
                                 (CUSIP Number)

Craig D. Slater                         Drake S. Tempest, Esq.
The Anschutz Corporation                O'Melveny & Myers
2400 Anaconda Tower                     The Citicorp Center
555 Seventeenth Street                  153 East 53rd Street, 54th Floor
Denver, Colorado  80202                 New York, New York 10022-4611
(303) 298-1000                          (212) 326-2000
- --------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 17, 1995
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

- ----------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP Number 346091101
             ---------

- -------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        The Anschutz Corporation
        84-0511138
- -------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  /X/
                                                                      (b)  / /

- -------------------------------------------------------------------------------
  3  SEC USE ONLY


- -------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

        WC
- -------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


- -------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Kansas
- -------------------------------------------------------------------------------
      NUMBER OF               7  SOLE VOTING POWER

       SHARES                              0
                             --------------------------------------------------
    BENEFICIALLY              8  SHARED VOTING POWER

      OWNED BY                     5,500,000
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

      REPORTING                            0
                             --------------------------------------------------
       PERSON                10  SHARED DISPOSITIVE POWER

        WITH                       5,500,000
- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,500,000
- -------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        / /
     SHARES


- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.5%
- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

        CO
- -------------------------------------------------------------------------------



                               Page 2 of 35 Pages

- -------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        The Anschutz Corporation
        84-1179412
- -------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  /X/
                                                                      (b)  / /

- -------------------------------------------------------------------------------
  3  SEC USE ONLY


- -------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

        WC
- -------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


- -------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
- -------------------------------------------------------------------------------
      NUMBER OF               7  SOLE VOTING POWER

       SHARES                              0
                             --------------------------------------------------
    BENEFICIALLY              8  SHARED VOTING POWER

      OWNED BY                     5,500,000
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

      REPORTING                            0
                             --------------------------------------------------
       PERSON                10  SHARED DISPOSITIVE POWER

        WITH                       5,500,000
- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,500,000
- -------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        / /
     SHARES


- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.5%
- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

        CO
- -------------------------------------------------------------------------------


                               Page 3 of 35 Pages

- -------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Philip F. Anschutz
        ###-##-####
- -------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  /X/
                                                                      (b)  / /

- -------------------------------------------------------------------------------
  3  SEC USE ONLY


- -------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

        WC
- -------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


- -------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
- -------------------------------------------------------------------------------
      NUMBER OF               7  SOLE VOTING POWER

       SHARES                          0
                             --------------------------------------------------
    BENEFICIALLY              8  SHARED VOTING POWER

      OWNED BY                     5,500,000
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

      REPORTING                        0
                             --------------------------------------------------
       PERSON                10  SHARED DISPOSITIVE POWER

        WITH                       5,500,000
- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,500,000
- -------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        / /
     SHARES


- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       19.5%
- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

        IN
- -------------------------------------------------------------------------------


                               Page 4 of 35 Pages

ITEM 1.   SECURITY AND THE ISSUER

          The title of the class of equity securities to which this statement relates is:

          Common Stock, $.10 par value ("COMMON STOCK"), of Forest Oil Corporation, a New York corporation (the "COMPANY")

          The name of the issuer and address of its principal executive offices are:

          Forest Oil Corporation
          1500 Colorado National Building
          950 Seventeenth Street
          Denver, Colorado  80202
          (303) 592-2400

ITEM 2.   IDENTITY AND BACKGROUND

          This statement is filed on behalf of The Anschutz Corporation, a Kansas corporation ("TAC" or "PURCHASER"), Anschutz Company ("AC") and Philip F. Anschutz ("ANSCHUTZ"). Anschutz owns 100% of the outstanding common stock of AC, and AC owns 100% of the outstanding common stock of TAC, and thus Anschutz may be deemed to control TAC and AC.

          The name, residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of TAC, AC, Anschutz and each executive officer and director of TAC or AC, as the case may be are set forth below. Unless otherwise noted, each individual listed below is a citizen of the United States of America.


                         Present Principal Occupation
                         or Employment, Principal                        Business or
Filing Person            Business and Address                         Residence Address
- -------------            ----------------------------                 -----------------

TAC                                                                   2400 Anaconda Tower
                                                                      555 Seventeenth Street
                                                                      Denver, CO  80202
                                                                      (303) 298-1000


AC                                                                    2400 Anaconda Tower
                                                                      555 Seventeenth Street
                                                                      Denver, CO  80202
                                                                      (303) 298-1000


                               Page 5 of 35 Pages

                         Present Principal Occupation
                         or Employment, Principal                        Business or
Filing Person            Business and Address                         Residence Address
- -------------            ----------------------------                 -----------------

Anschutz                 President and Chairman of the                2400 Anaconda Tower
                         Board of TAC; President and                  555 Seventeenth Street
                         Director of AC; President,                   Denver, CO  80202
                         Chairman of the Board and Chief              (303) 298-1000
                         Executive Officer of Rio Grande
                         Industries, Inc.; and Chairman
                         of the Board of Southern Pacific
                         Rail Corporation


M.A. Williams            Director and Executive Vice                  2400 Anaconda Tower
                         President of TAC; Director                   555 Seventeenth Street
                         and Vice President of AC                     Denver, CO  80202
                                                                      (303) 298-1000

D.L. Polson              Director, Vice President and                 2400 Anaconda Tower
                         Assistant Secretary of TAC;                  555 Seventeenth Street
                         Director, Vice President and                 Denver, CO  80202
                         Secretary of AC                              (303) 298-1000

R.M. Jones               Vice President, General Counsel              2400 Anaconda Tower
                         and Assistant Secretary of                   555 Seventeenth Street
                         TAC; Vice President, General                 Denver, CO  80202
                         Counsel and Assistant Secretary              (303) 298-1000
                         of AC

W.J. Miller              Vice President of TAC                        2400 Anaconda Tower
                                                                      555 Seventeenth Street
                                                                      Denver, CO  80202
                                                                      (303) 298-1000

T.G. Kundert             Treasurer of TAC; Treasurer                  2400 Anaconda Tower
                         and Assistant Secretary                      555 Seventeenth Street
                         of AC                                        Denver, CO  80202
                                                                      (303) 298-1000

C.D. Slater              Secretary of TAC; Secretary                  2400 Anaconda Tower
                         of AC                                        555 Seventeenth Street
                                                                      Denver, CO  80202
                                                                      (303) 298-1000


          During the past five years, none of TAC, AC, Anschutz and the executive officers and directors of TAC or AC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or


                               Page 6 of 35 Pages
mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          TAC, AC and their affiliated companies, including Rio Grande Industries and Southern Pacific Rail Corporation, are principally engaged in transportation, exploration and development of natural resources, and real estate development.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          TAC paid the Company $9,900,000 to purchase the nonrecourse secured convertible promissory note of the Company referred to below as the Purchaser Note (and, upon the conversion thereof in accordance with the terms thereof, the 5,500,000 shares of Common Stock referred to below as the Purchaser Note Conversion Shares). The Funds were provided by cash and short-term investments of TAC.


ITEM 4.   PURPOSE OF TRANSACTION

          The Company and TAC entered into a Purchase Agreement dated as of May 17, 1995 (in the form attached hereto as Exhibit 1, the "PURCHASE AGREEMENT"), pursuant to which on May 19, 1995 (the "FIRST CLOSING DATE") TAC acquired a nonrecourse secured convertible promissory note of the Company (in the form attached hereto as Exhibit 2, the "PURCHASER NOTE") that, under certain circumstances, is convertible into 5,500,000 shares of Common Stock. The Purchase Agreement includes other rights and obligations of the Company and TAC, respectively, with respect to the acquisition by TAC of beneficial ownership of additional shares of Common Stock and certain other Equity Securities of the Company. As defined in the Purchase Agreement, "EQUITY SECURITIES" of a person means the capital stock of the person and all other securities convertible into or exchangeable or exercisable for any shares of its capital stock, all rights to subscribe for or to purchase, all options for the purchase of, and all calls, commitments or claims of any character relating to, any shares of its capital stock and any securities convertible into or exchangeable or exercisable for any of the foregoing.

                           A. SUMMARY OF TRANSACTIONS.

          The following summary and description of the Purchase Agreement and certain related documents referred to therein, including the Purchaser Note, the Purchaser Registration Rights Agreement (as defined below) and the draft Shareholders Agreement (as defined below), do not purport to be complete summaries of descriptions thereof and are subject to and qualified in


                               Page 7 of 35 Pages
their entirety by reference to the Purchase Agreement (including the exhibits attached thereto), the Purchaser Note and the Purchaser Registration Rights Agreement, which are attached hereto as Exhibits 1, 2 and 3, respectively, and to the other documents referred to below.

          1.   PURCHASE AGREEMENT.  (a)  COMPANY/PURCHASER TRANSACTIONS.
Section 1.1 of the Purchase Agreement provides for the following, among other things:

               (1) the sale by the Company to TAC on the First Closing Date of the Purchaser Note (A) in the principal amount of $9,900,000, (B) having a maturity on a date that is nine months after the First Closing Date,
     (C) bearing interest at the rate of 8.0% per annum from the First Closing Date to and including a date that is 16 weeks after the First Closing Date and the rate of 12.5% per annum thereafter, payable monthly in arrears,
     (D) secured by a first lien on or security interest in certain oil and gas properties, all outstanding shares of preferred stock of Archean Energy Ltd., an Alberta corporation, all outstanding shares of 604228 Alberta Ltd., an Alberta corporation, and $2,000,000 of cash, and (E) convertible into 5,500,000 shares of Common Stock (the "PURCHASER NOTE CONVERSION SHARES") at a price of $1.80 per Purchaser Note Conversion Share (as such number of shares and price per share may be adjusted pursuant to the terms thereof), which conversion may be made from time to time on or before the maturity thereof at the election of TAC but which shall in any event be made on the Second Closing Date (as defined below) if the transactions contemplated to occur on the Second Closing Date (the "SECOND CLOSING TRANSACTIONS") shall be consummated;

               (2) the sale by the Company to TAC on a date (the "SECOND CLOSING DATE") that is not later than July 31, 1995, of (A) 13,300,000 shares of Common Stock (as such number of shares may be adjusted pursuant to Section 1.3(a) of the Purchase Agreement, the "PURCHASER ADDITIONAL SHARES") at a price of $1.80 per Purchaser Additional Share (as such price per share may be adjusted pursuant to Section 1.3(a) of the Purchase Agreement), payable in cash and (B) 620,000 shares (the "PURCHASER PREFERRED SHARES") of Second Series Convertible Preferred Stock, $.01 par value per share, of the Company
     (the "SECOND SERIES CONVERTIBLE PREFERRED STOCK") to be issued pursuant to a Certificate of Amendment to the Certificate of Incorporation of the Company (substantially in the form of Exhibit H to the Purchase Agreement, the "CERTIFICATE") at a price of $18.00 per Purchaser Preferred Share (as such price per share may be adjusted pursuant to Section 1.3(a) of the Purchase Agreement, the ""PURCHASER PREFERRED SHARE PRICE''), payable in cash, upon the conversion of which the Company shall issue, sell and deliver to TAC or its assign up to 6,200,000 shares of Common Stock (as such number of shares may be adjusted pursuant to the Certificate, the "PURCHASER PREFERRED CONVERSION SHARES"), which conversion may be made from time to time on or before the date that is the fifth anniversary of the Second Closing Date but which in any event shall be made on such fifth anniversary; and


                               Page 8 of 35 Pages

               (3) the sale by the Company to TAC on the Second Closing Date, without separate consideration, of transferable warrants (substantially in the form attached as Exhibit I to the Purchase Agreement, the "TRANCHE A WARRANTS"), upon the exercise of which in accordance with the terms thereof, the Company shall sell, issue and deliver to or at the order of the holder thereof up to 19,444,444 shares of Common Stock
     (as such number of shares may be adjusted pursuant to the terms of the Tranche A Warrants, the "TRANCHE A WARRANT SHARES") on or before the date that is 18 months after the Second Closing Date (or, upon the occurrence of certain events specified in the Tranche A Warrants, the date that is 36 months after the Second Closing Date) at an exercise price of $2.10 per Tranche A Warrant Share (as such price per share may be adjusted pursuant to the terms of the Tranche A Warrants, the "Tranche A Warrant Exercise
     Price"), payable in cash.

          (b) COMPANY/JEDI TRANSACTIONS. As contemplated by Section 1.2 of the Purchase Agreement, concurrently with the execution and delivery of the Purchase Agreement, the Company and JEDI entered into a Restructure


                               Page 9 of 35 Pages

Agreement (the "JEDI RESTRUCTURE AGREEMENT"), with respect to the restructuring of the terms of approximately $62,100,000 principal amount of indebtedness outstanding under the Loan Agreement dated as of December 28, 1993 between JEDI and the Company (as amended or modified and as further amended or modified, the "JEDI LOAN AGREEMENT"), pursuant to which the following, among other things, shall occur on the Second Closing Date:

               (1) the execution and delivery by the Company and JEDI of a Second Amendment to Loan Agreement (the "JEDI SECOND AMENDMENT"), and the issuance to JEDI of the Tranche B Warrants attached thereto (substantially in the form attached as Exhibit L to the Purchase Agreement, the "TRANCHE B WARRANTS"), upon the exercise of which in accordance with the terms thereof the Company shall sell, issue and deliver to JEDI up to 11,250,000 shares of Common Stock (as such number of shares may be adjusted pursuant to the terms of the Tranche B Warrants, the "TRANCHE B WARRANT SHARES") from time to time not later than December 31, 2002 (or, upon the occurrence of certain events specified in the Tranche B Warrants, on a date determined in accordance with the Tranche B Warrants that shall not be earlier than 36 months after the Second Closing Date) at a price of $2.00 per Tranche B Warrant Share (as such price per share may be adjusted pursuant to the terms of the Tranche B Warrants, the "TRANCHE B WARRANT EXERCISE PRICE"), payable either in cash or, in accordance with the terms of the Tranche B Warrants, by application of the unpaid principal amount of certain indebtedness referred to in the JEDI Second Amendment as the Tranche B Loan;

               (2) the execution and delivery by the Company and JEDI of a JEDI Registration Rights Agreement (substantially in the form attached as Exhibit B to the Purchase Agreement, the "JEDI REGISTRATION RIGHTS AGREEMENT"); and

               (3) the grant by JEDI to TAC on the Second Closing Date, without separate consideration, of a transferable option (the "JEDI/PURCHASER OPTION") to purchase from JEDI in one or more transactions from time to time not later than the date that is 36 months after the Second Closing Date 11,250,000 shares of Common Stock in the aggregate (as acquired by JEDI from the Company pursuant to the exercise of warrants referred to below as the Tranche B Warrants, the "TRANCHE B WARRANT SHARES") at a price per Tranche B Warrant Share that is equal to the lesser of (A) $2.00 as increased at the rate of 18% per annum from the Second Closing Date to the date of the acquisition and (B) $3.10, in each case

                               Page 10 of 35 Pages
     as such price per share may be adjusted pursuant to the terms of the JEDI/Purchaser Option.

          (c) REPRESENTATIONS AND WARRANTIES OF THE COMPANY. Article IV of the Purchase Agreement contains certain warranties of the Company with respect to the Company and its Consolidated Subsidiaries, including, without limitation, the following:

               (1) the Board of Directors of the Company, at a meeting duly called and held, has duly (A) determined that the transactions (collectively, the "TRANSACTIONS") undertaken pursuant to or otherwise contemplated by the Purchase Agreement, the Purchaser Note, the Tranche A Warrants, certain documents entered into in connection with the Purchaser Note, the Purchaser Registration Rights Agreement, the Shareholders Agreement and certain other documents (collectively, the "COMPANY/PURCHASER TRANSACTION DOCUMENTS") and the JEDI Restructure Agreement, the JEDI Second Amendment, the Tranche B Warrants, the JEDI Registration Rights Agreement, the JEDI/Purchaser Option and certain other documents (collectively, the "JEDI TRANSACTION DOCUMENTS", and together with the Company/Purchaser Transaction Documents, collectively, the "TRANSACTION DOCUMENTS"), taken as a whole, are in the best interests of the Company and its shareholders, (B) resolved to recommend that holders of shares of Common Stock approve the Transactions (collectively the "RECOMMENDATIONS") and (C) approved the Transaction Documents and the Transactions, which approval constitutes approval of each of the Transaction Documents and each of the Transactions for purposes of Section 912 of the NYBCL if the provisions thereof were to apply to any of the Transaction Documents or any of the Transactions; and Dillon, Read & Co. Inc. has delivered to the Board of Directors of the Company its written opinion to the effect that the terms of the Transactions, taken as a whole, represent a reasonable means under the circumstances of raising capital for the Company and that it is reasonable to conclude that the consideration to be received by the Company in the Transactions is fair to the Company and the common shareholders of the Company from a financial point of view; and

               (2) certain other representations and warranties regarding corporate existence and power, authorization, approvals and consents, binding effect, financial information, financial condition, absence of certain changes or events, taxes, litigation, compliance with laws, licenses, employee matters, labor disputes, subsidiaries, property, oil and gas interests, equipment, leases, proprietary rights, insurance, liens and


                               Page 11 of 35 Pages
     encumbrances, debt, absence of defaults under outstanding debt instruments, capitalization, environmental matters, books and records, material contracts, misstatements and omissions, documents filed with the Securities and Exchange Commission, required votes of shareholders, applicability of
     Section 912 of the New York Business Corporation Law, amendment of the Rights Agreement dated as of October 14, 1993 between the Company and Mellon Securities Trust Corporation, as Rights Agent (the "RIGHTS AGENT"), absence of merger agreements, fees for brokers and finders and continuing representations and warranties.

          (d) COVENANTS OF THE COMPANY. The Purchase Agreement contains certain covenants of the Company with respect to the Company and its Consolidated Subsidiaries, including, without limitation, the following:

               (1)  SHAREHOLDERS MEETING/PREPARATION OF PROXY STATEMENT.
     Section 6.1(b)(1) of the Purchase Agreement provides that the Company shall call a shareholders meeting for the purpose of considering and taking action upon the Transactions and shall prepare a proxy statement with respect thereto.

               (2) NO SOLICITATION. Section 6.1(b)(2) of the Purchase Agreement provides that none of the Company and its Consolidated Subsidiaries shall, nor shall any of the Company and its Consolidated Subsidiaries authorize or permit any of its officers, directors or employees or any financial advisor, attorney, accountant or other representative retained by it to,

                       (A) solicit, initiate or encourage (including without limitation, by way of furnishing information), any inquiry or the making of any proposal to the Company or its shareholders from any person (other than (x) TAC or any Affiliate of, or any person acting in concert with, TAC, and (y) the persons previously identified by the Company to TAC) which constitutes, or may reasonably be expected to lead to, in each case whether in one transaction or in a series of transactions, (i) an acquisition from the Company or its shareholders of any Equity Securities of any of the Company and its Consolidated Subsidiaries (other than the Transactions), (ii) any acquisition of a substantial amount of assets of any of the Company and its Consolidated Subsidiaries, (iii) a merger or consolidation of any of the Company and its Consolidated Subsidiaries or (iv) any tender offer (including a self-tender offer) or exchange offer, recapitalization, liquidation, dissolution or

                               Page 12 of 35 Pages
          similar transaction involving any of the Company and its Consolidated Subsidiaries (other than the Transactions) or any other transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or materially delay the conclusion of any of the Transactions or which would or could reasonably be expected to materially reduce the benefits to TAC of the Transactions (collectively, the "TRANSACTION PROPOSALS") or agree to or endorse any Transaction Proposal; or

                       (B) enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of the Company and its Consolidated Subsidiaries or any of the foregoing, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing;

     PROVIDED, HOWEVER, that the provisions of Section 6.1(b)(2) of the Purchase Agreement corresponding to clauses (i) and (ii) of the preceding paragraph
     (A) and such provisions corresponding to the preceding paragraph (B) shall not prohibit the Company from (x) furnishing to a third party who has made a written Transaction Proposal information pursuant to an appropriate confidentiality letter concerning the Company and its Consolidated Subsidiaries and the business, properties, operations, prospects or conditions (financial or otherwise) of the Company and its Consolidated Subsidiaries, (y) engaging in discussions or negotiations with such a third party who has made such a Transaction Proposal or (z) following receipt of a Transaction Proposal, taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), or changing the Recommendations, but in each case referred to in the foregoing clauses (x) through (z) only after the Board of Directors of the Company concludes in good faith that such action is necessary or appropriate in order for the Board of Directors of the Company to act in a manner which is consistent with its fiduciary obligations under applicable law. If the Board of Directors of the Company receives a Transaction Proposal, then the Company is required promptly to inform TAC of the terms and conditions of such proposal and the identity of the person making the Transaction Proposal and to keep TAC

                               Page 13 of 35 Pages
     generally informed with reasonable promptness of any steps it is taking pursuant to the provision of the Purchase Agreement corresponding to the foregoing proviso with respect to the Transaction Proposal.

               (3) RIGHTS AGREEMENT. Section 6.1(b)(3) of the Purchase Agreement provides that the Company shall amend the Rights Agreement to the effect that (A) the execution or the delivery of one or more of the Transaction Documents or the conclusion of one or more of the Transactions (including, without limitation, (i) the acquisition by TAC or any of its Affiliates of the Purchaser Note, the Purchaser Note Conversion Shares, the Purchaser Additional Shares, the Purchaser Preferred Shares, the Purchaser Preferred Conversion Shares, the Tranche A Warrants, the Tranche A Warrant Shares, the JEDI/Purchaser Option, the Tranche B Warrants, the Tranche B Warrant Shares and such other shares and securities as may be acquired by TAC or any of its Affiliates pursuant to the terms of the Purchaser Note, the Purchaser Preferred Shares (or the Certificate), the Tranche A Warrants, the JEDI/Anschutz Option or the Tranche B Warrants and (ii) the "beneficial ownership" (as defined in the Rights Agreement) by any of TAC and its Affiliates of any of the foregoing) will not cause or permit the Rights (as defined in the Rights Agreement) to become exercisable, the Rights to be separated from the stock certificates to which they are attached or any provision of the Rights Agreement to apply to TAC or any other person by reason of or in connection with the Transaction Documents or the Transactions, including, without limitation, the designation of TAC or any other person as an Acquiring Person (as defined in the Rights Agreement), the occurrence of a Distribution Date (as defined in the Rights Agreement) and the occurrence of a Shares Acquisition Date (as defined in the Rights Agreement) and (B) for the purposes of the Rights Agreement, none of TAC and its Affiliates shall at any time be deemed to be the Beneficial Owner (as defined in the Rights Agreement) of the shares of Common Stock and other securities referred to in the preceding clause (A); PROVIDED, HOWEVER, that such amendment shall not effect any amendment of the Rights Agreement with respect to the acquisition or beneficial ownership of Voting Securities (as defined in the Rights Agreement) that are not referred to in the preceding clause (A) that may be acquired or owned beneficially by any of TAC and its Affiliates from time to time.

          (4) CERTAIN AFFIRMATIVE COVENANTS. Section 6.1 of the Purchase Agreement provides that the Company and its Consolidated Subsidiaries shall undertake

                               Page 14 of 35 Pages
     certain actions with respect to the maintenance of records, maintenance of properties, conduct of business, maintenance of insurance, compliance with laws, payment of taxes, reporting of specified information to TAC, reservation of shares of Common Stock to be issued pursuant to the Transaction Documents, qualification of such shares for inclusion in the National Association of Securities Dealers Automated Quotations/National Market System ("NASDAQ/NMS"), maintenance of existence, compliance with laws, use of best efforts to complete the Transactions, coordination of publicity regarding the Transactions, maintenance of confidentiality of information and further assurances.

               (5) CERTAIN NEGATIVE COVENANTS. Section 6.2 of the Purchase Agreement provides that the Company and its Consolidated Subsidiaries shall not undertake certain actions with respect to amendment of charter documents, issuance of securities, creation of liens and encumbrances, incurrence of debt, restricted payments, investments, merger agreements or agreements with respect to other business combinations, leases, disposing of assets, transactions with affiliates, accounting changes, disposing of capital stock of a subsidiary, compensation of executive officers, modifying or withdrawing the Recommendations, union contracts, settling or compromising tax liabilities, settling litigation, delisting securities of the Company from NASDAQ/NMS, amending any of the Transaction Documents without the prior approval of TAC and imposing limitations on the rights enjoyed by TAC as a shareholder.

          (e) CLOSING CONDITIONS. Article III of the Purchase Agreement contains certain conditions precedent to the respective obligations of the Company and TAC with respect to the Second Closing Transactions, including, without limitation, satisfaction of the parties with the terms and conditions of the other Transaction Documents, receipt of all necessary approvals and consents (including, without limitation, approval of the Transactions by shareholders of the Company, approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and approvals from certain creditors of the Company, in each such case as contemplated by Section 4.3(b) of the Purchase Agreement), the absence of pending or threatened Actions that would restrict in any material respect or prohibit the consummation of the Second Closing Transactions, the absence of any violation or default with respect to any Regulation of any Governmental Body by the Company, its Consolidated Subsidiaries, TAC or JEDI, the continued accuracy and correctness of the representations and warranties of each of the parties as contained in the Transaction Documents, the

                               Page 15 of 35 Pages
performance by each of the parties of their respective obligations under the Transaction Documents, the delivery of certain certificates from appropriate officers of the respective parties, the delivery of certain opinions of counsel for the respective parties acceptable to the other parties in their sole discretion and the satisfaction of certain other conditions.

          (f) TERMINATION. Section 9.1(a) of the Purchase Agreement provides that, among other things, the respective obligations of the Company and TAC with respect to the Second Closing Transactions may be terminated at any time prior to the Second Closing, as follows, by:

               (1)  the mutual consent of the Company and TAC;

               (2) the Company, if (A) the conditions to be satisfied by TAC set forth in Sections 3.1, 3.2 and 3.3 of the Purchase Agreement shall not have been met by July 31, 1995 and (B) the Company shall have paid in full to TAC all amounts then owed to TAC pursuant to Section 9.2 of the Purchase Agreement, if any;

               (3) the Company, if a representation, warranty or covenant of TAC set forth in a Transaction Document is breached or violated by TAC in any material respect;

               (4) TAC, if the conditions to be satisfied by the Company set forth in Sections 3.1, 3.2 and 3.3 of the Purchase Agreement shall not have been met (or, in the reasonable judgment of TAC, shall not be capable of being met) by July 31, 1995;

               (5) TAC, if a representation, warranty or covenant of the Company set forth in a Transaction Document is breached or violated by the Company in any material respect;

               (6) TAC, if the Company shall have modified or amended in any respect materially adverse to TAC or withdrawn its approval of any of the Recommendations; PROVIDED, HOWEVER, that any communication of the Company that advises that the Company has received a Transaction Proposal or is engaging in an activity permitted by clauses (x) or (y) of the proviso to the first sentence of the summary above corresponding to the provisions of
     Section 6.1(b)(2) of the Purchase Agreement with respect to a Transaction Proposal and that takes no action or position with respect to the Transactions or any Transaction Proposal shall not be deemed to be a withdrawal, modification or amendment of the



                                   Page 16 of 35 Pages

     Recommendations or the Company's approval thereof; and, PROVIDED, FURTHER, that a "stop-look-and-listen" communication with respect to the Transactions of the nature contemplated in Rule 14d-9(e) under the Exchange Act made by the Company as a result of a Transaction Proposal (whether or not a tender offer), without more, shall not be deemed to be a modification or amendment of the Recommendations or the Company's approval thereof that is materially adverse to TAC if, within ten business days after the date of such communication, the Company shall have reaffirmed its Recommendations;

               (7) the Company, if there shall have occurred a Subsequent Event and the Company shall have paid in full to TAC all amounts then owed to TAC pursuant to Section 9.2 of the Purchase Agreement;

               (8) TAC, if there shall have occurred a Subsequent Event (as defined below); or

               (9) TAC, if the shareholders of the Company shall not have approved the Transaction Documents and the Transactions on or before July 31, 1995.

          (g) EXPENSES AND FEES. Section 9.2 of the Purchase Agreement provides the following, among other things:

               (1) Section 9.2(a) of the Purchase Agreement provides that, if either (A) TAC shall properly exercise any right of termination pursuant to
     Section 9.1(a) of the Purchase Agreement (other than clause (1) thereof),
     (B) the Company shall exercise any right of termination pursuant to Section 9.1(a)(7) of the Purchase Agreement or (C) the Second Closing Date shall not occur on or before July 31, 1995 and, on or before that date, the Company shall not then have exercised its right of termination pursuant to
     Section 9.1(a)(3) of the Purchase Agreement, then, the Company shall promptly, but in no event later than two business days following written notice from TAC of the occurrence of an event specified in clause (A) or
     (B) above, together with related bills or receipts, reimburse TAC for all of its Expenses (as defined below) up to a maximum aggregate amount of $500,000, exclusive of Mortgage Expenses (as defined below). If the Second Closing Date shall occur thereafter, TAC shall repay to the Company the amount paid by the Company to TAC pursuant to the provisions of Section 9.2(a) of the Purchase Agreement corresponding to this paragraph (1). "EXPENSES" shall include all reasonable out-of-pocket expenses and fees, including, without limitation, the fees and disbursements of counsel, experts, consultants and accountants, whether


                               Page 17 of 35 Pages
     incurred prior to, on or after the date hereof, incurred in connection with the Purchase Agreement, the other Transaction Documents or the Transactions. Notwithstanding anything to the contrary contained in Agreement and in addition (but not duplication) of any amounts paid pursuant to the provision in the Purchase Agreement corresponding to the preceding sentence, the Company shall promptly, but in no event later than two Business Days following written notice thereof, together with related bills or receipts, reimburse TAC for all of the Mortgage Expenses up to a maximum amount of $10,000. "MORTGAGE EXPENSES" shall include all reasonable fees and expenses of TAC's counsel incurred in connection with the review of title matters with respect to properties which are the subject of the Mortgage Debentures (as defined in the Purchase Agreement) and the delivery of opinions to TAC with respect to the Mortgage Debentures and Mortgage Debenture Deposit Agreement (as defined in the Purchase Agreement).

               (2) Section 9.2(b) of the Purchase Agreement provides that, in addition to the other provisions of Section 9.2 of the Purchase Agreement, the Company shall promptly, but in no event later than two business days following written notice thereof, together with related bills or receipts, reimburse TAC for all reasonable out-of-pocket costs, fees and expenses, including, without limitation, the reasonable fees and disbursements of counsel and the expenses of litigation, incurred in connection with collecting Expenses and any other fees due under the Purchase Agreement or any of the other Transaction Documents as a result of any willful breach by the Company of its obligations under Section 9.2 of the Purchase Agreement.

               (3) Section 9.2(c) of the Purchase Agreement provides that, except as otherwise provided in Section 9.2 of the Purchase Agreement, whether or not the Transactions are concluded, all costs and expenses incurred in connection with the Transaction Documents and the Transactions shall be paid by the party incurring such expenses. Notwithstanding the foregoing, the costs and expenses of preparing and distributing the Proxy Statement and obtaining and complying with the antitrust requirements of any governmental body shall be paid by the Company.

               (4) Section 9.2(d) of the Purchase Agreement provides that, if a Subsequent Event (as defined below) occurs on or before the date that is the first anniversary of the date of the Purchase Agreement (and prior to the Second Closing Date) the Company shall pay to TAC promptly following the public announcement of


                               Page 18 of 35 Pages
     such Subsequent Event the greater of (a) $1,000,000 and (b) the lesser of (i) $2,500,000 and (ii) the product of (A) 5,500,000 MULTIPLIED BY
     (B) the amount by which the Determined Price exceeds $2.00.
     "SUBSEQUENT EVENT" means any of the following, in each case whether or not any of the Company, TAC and JEDI shall have exercised and delivered, or exercised any rights or performed any obligations under, any of the Transaction Documents:

                       (A) any of the Company and its Consolidated Subsidiaries, without having received TAC's prior written consent, shall have entered into an agreement with respect to a Transaction Proposal, or the Board of Directors of the Company shall have recommended that the shareholders of the Company approve or accept any Transaction Proposal;

                       (B) any of the Company and the Consolidated Subsidiaries, without having received TAC's prior written consent, shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose an agreement with respect to a Transaction Proposal, or the Board of Directors of the Company shall have publicly withdrawn or modified, or publicly announced its intent to withdraw or modify, the Recommendations;

                       (C) any person other than TAC or any Affiliate of TAC shall have acquired beneficial ownership or the right to acquire beneficial ownership of 40% or more of the outstanding shares of Common Stock then issued and outstanding; or

                       (D)    any person shall have made a Transaction Proposal
          (i) that the Board of Directors of the Company determines in its good faith judgment is more favorable to the Company's shareholders than the Transactions and (ii) as a result of which the Board of Directors concludes in good faith that termination of the Transaction Documents is necessary or appropriate in order for the Board of Directors to act in a manner which is consistent with its fiduciary obligations under applicable law.

     "DETERMINED PRICE" means the highest of (A) the highest price per share of Common Stock at which a Subsequent Event which is or results from a tender offer or exchange offer therefor has been made, (B) the price per share of Common Stock to be paid by any third party pursuant to an agreement with the Company or (C) in the event of a sale of assets representing 33% or more of


                               Page 19 of 35 Pages
     the value of the consolidated assets of the Company and its Consolidated Subsidiaries, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of the Company as determined by a nationally recognized investment banking firm selected by TAC and approved by the Company, which approval shall not be unreasonably withheld, DIVIDED BY the number of shares of Common Stock outstanding at the time of such sale. In determining the Determined Price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by TAC.

               (5) Section 9.2(e) of the Purchase Agreement provides that the Company shall pay or cause to be paid to each of Batchelder & Partners, Inc., Dillon, Read & Co. Inc. and Smith Barney Inc. the entire amount of the fee, commission, expense reimbursement or other payment to which Batchelder & Partners, Inc., Dillon, Read & Co. Inc. and Smith Barney, Inc., as the case may be, shall become so entitled in connection with the Transactions, all without cost, expense or any other liability whatsoever to TAC or any other person.

          2. PURCHASER REGISTRATION RIGHTS AGREEMENT. On the First Closing Date, as contemplated by Section 1.1(a)(2) of the Purchase Agreement, the Company and TAC entered into a Registration Rights Agreement (in the form attached hereto as Exhibit 3, the "PURCHASER REGISTRATION RIGHTS AGREEMENT") pursuant to which, among other things, TAC will have the right on two occasions (or, if the Second Closing Transactions are consummated, on four occasions) to cause the Company on or after the date (the "EFFECTIVE DATE") that is nine months after the First Closing Date (or, if the Second Closing Transactions are consummated, on or after the date that is nine months after the Second Closing
Date) and to and including the date that is the tenth anniversary of the Effective Date to register the Purchaser Note Conversion Shares, the
Purchaser Additional Shares, the Purchaser Preferred Conversion Shares, the Tranche A Warrant Shares and the Tranche B Shares (collectively, the "PURCHASER SHARES") under the Securities Act of 1933, as amended
(the  "SECURITIES ACT").

          3. SHAREHOLDERS AGREEMENT. On the Second Closing Date, as contemplated by Section 1.1(b)(2) of the Purchase Agreement and except to the extent that the Company and TAC shall agree otherwise, the Company and TAC will enter into a shareholders agreement (in the form attached as Exhibit J to the Purchase Agreement, the "SHAREHOLDERS AGREEMENT") that is currently expected to provide for the following, among other things, each of which provisions would be effective from and after the Second Closing Date:


                               Page 20 of 35 Pages

          (a) Section 2.1 of the draft Shareholders Agreement provides that, on the Second Closing Date and from time to time thereafter until the Termination Date (as defined below) shall occur, except as otherwise approved by the Board of Directors, including a majority of the directors referred to below as Independent Directors (as defined below), or by the vote of two-thirds of the shares of Common Stock then issued and outstanding (in which the shares of Common stock owned by TAC and its Affiliates are voted in accordance with the restrictions contained in Section 3.1 of the draft Shareholders Agreement, if applicable), the Company shall take all actions necessary to cause (1) the number of directors of the Company to be fixed at ten, (2) the election as directors of the Company three persons selected by TAC (the "PURCHASER DESIGNEES"), two persons who are officers of the Company and five persons none of whom is then or has been at any time during the preceding two years an officer or employee of the Company or a director, officer or employee of a beneficial owner of 5% or more of the shares of Common Stock then issued and outstanding or any affiliate of such beneficial owner (each an "INDEPENDENT DIRECTOR"), (3) the appointment of a Purchaser Designee chosen by TAC as a member of the Executive Committee, the Compensation Committee and the Audit Committee (or committees having similar functions) of the Board of Directors,
(4) the formation of a Nominating Committee to be composed of three directors, of whom one shall be a Purchaser Designee selected by TAC, one shall be an officer of the Company and one shall be an Independent Director, (5) nominees to the Board of Directors other than the Purchaser Designees to be selected by a vote of at least two members of the Nominating Committee, of whom one shall be an Independent Director, (6) if any such Purchaser Designee shall cease to be a director for any reason, the filling of the vacancy resulting thereby with a Purchaser Designee and (7) the calling of meetings of the Board of Directors and committees thereof upon the written request of a Purchaser Designee who is a Director.

          (b) Section 2.2(a) of the draft Shareholders Agreement provides that the Company shall take no action with respect to a Section 16(b) Matter (as defined below) that will or may, directly or indirectly, whether taken alone or together with other facts or events, result in TAC or an Affiliate of TAC having
Section 16(b) Liability (as defined below), PROVIDED that the Company may take any such action (1) with respect to a Section 16(b) Matter if there shall have been entered a final judgment to the effect that TAC and its Affiliates do not and will not, directly or indirectly, have any Section 16(b) Liability, which judgment shall not be subject to appeal and is RES JUDICATA as to all matters that may give rise to Section 16(b) Liability in connection therewith, or (2) that may, directly or indirectly, result in any such liability with respect to or as a consequence of any Excluded Transfer (as defined below). "SECTION 16(B)

                               Page 21 of 35 Pages

LIABILITY" means liability under Section 16(b) of the Exchange Act with respect to or as a consequence, directly or indirectly, of TAC's or TAC's Affiliate's acquisition (or deemed acquisition) or disposition (or deemed disposition) of "beneficial ownership" of, or a "pecuniary interest" or "indirect pecuniary interest" in, any of the Purchaser Shares or any other "equity security" of the Company or "derivative security" relating to the Company, whether or not issued by the Company (such terms having the respective meanings assigned to them by Section 16 of the Exchange Act and the related rules and regulations), that shall have been issued or otherwise created, acquired (or deemed to have been acquired) or disposed of (or deemed to have been disposed of) by or pursuant to the Transaction Documents; PROVIDED, HOWEVER, that Section 16(b) Liability shall not include any such liability under
Section 16(b) of the Exchange Act with respect to or as a consequence of the acquisition of "beneficial ownership" of, or a "pecuniary interest" or "indirect pecuniary interest" in any "equity security" of the Company or "derivative security" relating to the Company that shall not have been issued or otherwise created or acquired (or deemed to have been acquired) pursuant to or in accordance with the Transaction Documents. "SECTION 16(B) MATTER" means each matter or series of matters (including, without limitation, a proposed transaction or series of transactions involving any stock or other non-cash dividend, split-up, reverse split-up, reclassification, recapitalization, reorganization, combination, subdivision, conversion, exchange of shares or Business Combination Transaction) which, directly or indirectly, as a result of the taking of action with respect thereto by the company, its Board of Directors or shareholders of any governmental body having jurisdiction thereover, or the conclusion of any such matter will or may, directly or indirectly, whether taken alone or together with other facts or events, result in Section 16(b) Liability; PROVIDED, HOWEVER, that a Section 16(b) Matter shall not include any of the foregoing matters that will or may, directly or indirectly, result in Section 16(b) Liability with respect to or as a consequence of the transfer by TAC or any of its affiliates of any Purchaser Shares in violation of the provisions of
Section 3.2 of the Shareholders Agreement or in transfers that would violate the provisions of Section 3.2 of the Shareholders Agreement but for clauses (a),
(b), (c), (d), (e), (h) and (i) thereof (collectively, "EXCLUDED TRANSFERS").

          (c) Section 2.3 of the draft Shareholders Agreement provides that without the prior written consent of TAC the Company shall not take or recommend to its shareholders any action which would impose limitations on the legal rights to be enjoyed by TAC or affiliates of TAC as a shareholder of the Company, other than those imposed by the express terms of the Shareholders Agreement and the other Transaction Documents, including,


                               Page 22 of 35 Pages
without limitation, any action which would impose or increase restrictions on TAC or affiliates of TAC (1) based upon the size of its security holdings, the business in which it is engaged or other considerations applicable to it and not to security holders generally, (2) by means of the issuance of or proposal to issue any other class of securities having voting power disproportionately greater than the equity investment in the Company represented by such securities or by charter or by-law amendment or (3) by reducing by any means (including, without limitation, by split-up, reverse split-up, reclassification, recapitalization, reorganization, combination, redemption, repurchase, or cancellation of securities or rights or by other Business Combination Transaction) the number of shares of Common Stock that are then issued and outstanding or are then subject to issuance upon the conversion of or exercise or exchange for any equity securities (including securities exchangeable or convertible into equity securities) of the Company then outstanding, excepting only the reduction in such number of shares of Common Stock then issued and outstanding or subject to issuance resulting from the conversion of or exercise or exchange for equity securities of the Company issued and outstanding on the Second Closing Date (including, without limitation, the Purchaser Note, the Purchaser Preferred Shares, the Tranche A Warrants and the JEDI/Purchaser Option and adjustments in the number of shares of Common Stock subject to issuance under Employee Options (as defined in the Purchase Agreement) that are issued and outstanding on the Second Closing Date.

          (d) Section 3.1 of the draft Shareholders Agreement provides that TAC agrees to vote or consent with respect to, or to cause each of its Affiliates and each "group" within the meaning of Section 13(d)(3) of the Exchange Act (a "GROUP") including TAC or any of its Affiliates to vote or consent with respect to, all Excess Purchaser Securities (as defined below) in respect of the matters subject to such vote or consent in the same proportion that all other Equity Securities of the Company (other than Equity Securities of the Company owned by TAC, any of its Affiliates or any such Group) are voted or with respect to which such consent is given by holders of such Equity Securities with respect to such matter; PROVIDED, HOWEVER, that notwithstanding the provisions of Section 3.1 of the draft Shareholders Agreement corresponding to the foregoing, each of TAC, its Affiliates and such Groups at all times may vote, or consent with respect to, Excess Purchaser Securities (1) for the election of each of the permitted number of Purchaser Designees, (2) as TAC, such Affiliate or such Group shall determine with respect to each Section 16(b) Matter with respect to which (A) any of TAC and its Affiliates will have or may, directly or indirectly, have
Section 16(b) Liability and (B) there shall not have been


                               Page 23 of 35 Pages
entered, as of the date such vote or consent shall be required to be given, a final judgment to the effect that TAC and its Affiliates do not and will not, directly or indirectly, have any Section 16(b) Liability, which judgment shall not be subject to appeal and is RES JUDICATA as to all matters that may give rise to Section 16(b) Liability in connection therewith, and
(3) as otherwise approved by the Board of Directors of the Company, including a majority of Independent Directors, with respect to the matter subject to such vote or consent. "EXCESS PURCHASER SECURITIES" means, at any time of determination and with respect to the matter subject to the vote or consent for which the Excess Purchaser Securities are then being determined, the Equity Securities of the Company owned by any of TAC and its Affiliates and the Groups in which any of them may be members that may then be voted or with respect to which consent may then be given, in each case with respect to such matter (collectively, the "EFFECTIVE EQUITY SECURITIES"), PROVIDED, however, that "EXCESS PURCHASER SECURITIES", at any such time of determination and with respect to the matter subject to such vote or consent, shall not include the Effective Equity Securities that in the aggregate, have a voting power with respect to such matter not greater than 19.99% of the aggregate voting power of all Equity Securities of the Company then issued and outstanding.

          (e) Section 3.2 of the draft Shareholders Agreement provides that TAC shall not, and shall not cause or permit its Affiliates to, transfer the beneficial ownership of Purchaser Shares (including, without limitation, the Purchaser Preferred Shares, the JEDI/Purchaser Option and the Tranche A Warrants) except in one or more of the following transactions:

               (1) each transfer pursuant to a public offering of Common Stock pursuant to a registration statement effective under the Securities Act; and

               (2) each transfer to any person or Group that represents in writing to TAC that, after giving effect to such transfer and to each Related Transaction (as defined below), it will beneficially own less than 9.9% of the sum of the shares of Common Stock that are then issued and outstanding plus the sum of the shares of Common Stock that are then subject to acquisition upon the conversion, exercise or exchange of the Equity Securities of the Company so transferred (whether or not the conversion, exercise or exchange thereof is subject to any condition or restriction); "RELATED TRANSACTION" means, with respect to any acquisition or disposition, or deemed acquisition or disposition, of any securities, a transaction that (A) has been disclosed in a document filed with the Securities and Exchange Commission with respect to the Company (that is then available for

                               Page 24 of 35 Pages
     inspection at the offices of the Securities and Exchange Commission) or has been otherwise publicly announced and (B) by its terms is effective upon, or immediately before or after giving effect to, the occurrence of such acquisition or disposition or deemed acquisition or disposition; and

               (3) each transfer to any person or Group that (A) represents in writing to TAC that, after giving effect to such transfer and to each Related Transaction, it will beneficially own more than 9.9% and less than 20% of the sum of the shares of Common Stock that are then issued and outstanding plus the sum of the shares of Common Stock that are then subject to acquisition upon the conversion, exercise or exchange of the equity securities of the Company so transferred (whether or not the conversion, exercise or exchange thereof is subject to any condition or restriction), and (B) assumes by written instrument satisfactory to each of the Company and TAC the obligations and restrictions contained in
     Section 3.2 of the draft Shareholders Agreement to which such Purchaser Shares were subject immediately prior to such transfer; and

               (4) each transfer approved by the Board of Directors of the Company, including a majority of Independent Directors, which approval shall not be unreasonably withheld, to any person or Group that represents in writing to TAC that, after giving effect to such transfer and to each Related Transaction, it will beneficially own more than 9.9% and less than 20% of the sum of the shares of Common Stock that are then issued and outstanding plus the sum of the shares of Common Stock that are then subject to acquisition upon the conversion, exercise or exchange of the Equity Securities of the Company so transferred (whether or not the conversion, exercise or exchange thereof is subject to any condition or restriction); and

               (5) each transfer approved by the Board of Directors of the Company, including a majority of Independent Directors; and

               (6) each transfer in a Business Combination Transaction (as defined below) approved by the Board of Directors of the Company, including a majority of Independent Directors, or by two-thirds of the shares of Common Stock voted with respect to the transaction (in which the Purchaser Shares are voted in accordance with the restrictions contained in the provisions of Section 2.1 of the draft Shareholders Agreement corresponding to paragraph (4) above, if applicable); "BUSINESS COMBINATION TRANSACTION" means a merger, consolidation or similar


                               Page 25 of 35 Pages
     transaction and each transaction that constitutes a "Change of Control" within the meaning of the Indenture dated as of September 8, 1993 between the Company and Shawmut Bank Connecticut, N.A. (giving effect to other terms and provisions of such indenture that are directly or indirectly incorporated or referenced by the definition therein of "Change of Control"); and

               (7) each transfer pursuant to a tender or exchange offer for outstanding Common Stock by any person other than TAC, any of its Affiliates or any Group including TAC or any of its Affiliates (i) which the Board of Directors of the Company, including a majority of the Independent Directors, does not oppose, or (ii) which the Board of Directors of the Company or a majority of Independent Directors opposes if after completion of such tender or exchange offer securities not tendered or exchanged may be treated less favorably than securities tendered, PROVIDED that no tender, indication or arrangement to tender Common Stock may be made in the case of the preceding clause (ii) until forty-eight hours prior to the expiration of any time after which securities tendered may be treated less favorably than securities tendered prior thereto; and

               (8) each bona fide pledge of or the granting of a security interest or any other lien in the Purchaser Shares to secure a bona fide loan, guarantee or other financial support, the foreclosure of such pledge or security interest or any other lien or encumbrance that may be placed involuntarily upon any Purchaser Shares, or the subsequent sale or other disposition of such Purchaser Shares by such lender or its agent, PROVIDED that such lender is not a member of a Group with respect to Common Stock which Group includes TAC or Affiliates of TAC; and

               (9) each transfer of Purchaser Shares to any Affiliate of TAC, or a bona fide pledge of or the granting of a security interest or any other lien or encumbrance in such Purchaser Shares to an Affiliate of TAC, PROVIDED in each case that such Affiliate shall expressly assume by written instrument satisfactory to the Company and TAC all of the obligations and restrictions contained in the Shareholders Agreement to which such Purchaser Shares were subject immediately before such transfer; and

               (10) a transfer upon the liquidation or dissolution of the Company or a transfer which is effected by operation of law;


                               Page 26 of 35 Pages

          (f) Section 3.3 of the draft Shareholders Agreement provides that TAC shall not acquire, or permit its Affiliates or any Group including TAC or any of its Affiliates to acquire, shares of Common Stock which, when combined with shares of Common Stock then owned by TAC and its Affiliates, after giving effect to the acquisition and to each Related Transaction would result in TAC beneficially owning 40% or more of the shares of Common Stock then issued and outstanding, PROVIDED that the Purchaser Note Conversion Shares, the Purchaser Preferred Conversion Shares, the Tranche A Warrant Shares and the Tranche B Warrant Shares that shall not then have been acquired by TAC and its Affiliates shall not be included in any such determination of beneficial ownership, except that such restriction shall not be applicable to each of the following acquisitions:

               (1) each acquisition following a Business Combination Transaction that (A) shall have been approved by the Board of Directors of the Company, including a majority of Independent Directors, or by two-thirds of the shares of Common Stock voted with respect to the transaction (in which the Purchaser Shares are voted in accordance with the restrictions contained in Section 3.1 of the draft Shareholders Agreement, if applicable) and (B) would, if completed on the terms so approved, result in the beneficial ownership by any person or Group (other than and not including TAC or an Affiliate of, or any person acting in concert with,
     TAC) of 20% or more of the shares of Common Stock then issued and outstanding or, if all or any part of the shares of Common Stock shall be changed into or exchanged for shares of any class of capital stock of any other person (which class has the right to vote generally for the election of directors), 20% or more of the shares of such class of capital stock; and

               (2) each acquisition following the commencement of a tender or exchange offer made by any person or Group (other than and not including TAC or an Affiliate of, or any person acting in concert with, TAC) to acquire beneficial ownership of 40% or more of the shares of Common Stock then issued and outstanding; and

               (3) each acquisition after any person or Group (other than and not including an Affiliate of TAC) shall own beneficially shares of Common Stock which exceed the sum of the number of shares of Common Stock that are then owned by TAC and its Affiliates plus the number of shares that are then subject to acquisition upon the conversion, exercise or exchange by TAC and its Affiliates of Equity Securities of the Company or other rights then owned by TAC and its Affiliates (including, without limitation (but without duplication), the


                               Page 27 of 35 Pages

     Purchaser Note, the Purchaser Preferred Shares, the JEDI/Purchaser Option, the Tranche A Warrants and the Tranche B Warrants), whether or not the conversion, exercise or exchange thereof is then subject to any condition or restriction; and

               (4) each acquisition approved by the Board of Directors of the Company, including a majority of Independent Directors.

          (g) Section 2.1(c) of the draft Shareholders Agreement provides that, if at any time (1) one or more Purchaser Designees shall not be elected to the Board of Directors by the shareholders of the Company (notwithstanding TAC and its Affiliates having voted all shares of Common Stock owned by them in favor of such election) and each of such Purchaser Designees shall not otherwise have been elected to the Board of Directors before a date that is 10 days after the date of such vote by the shareholders of the Company and, in any event, before any other material action or matter is considered and resolved by the Board of Directors or (2) one or more directors who are Purchaser Designees shall not be appointed to any of the Committees and the directors who are Purchaser Designees shall have voted in favor of each such appointment, in each case as such election or appointment is required under Section 2.1 of the draft Shareholders Agreement, the provisions set forth in Sections 3.1, 3.2 and 3.3 of the draft Shareholders Agreement, including the provisions summarized above, will thereafter be of no further force or effect;

          (h) Section 4.1 of the draft Shareholders Agreement provides the Shareholders Agreement shall terminate on the date (the "TERMINATION DATE") that is the earlier of (1) the fifth anniversary of the Second Closing Date and
(2) the first day on which (A) the sum of the number of shares of Common Stock beneficially owned by TAC and its Affiliates that are then issued and outstanding plus the number of shares of Common Stock that are then subject to acquisition by TAC and its Affiliates upon the conversion, exercise or exchange of Equity Securities of the Company then owned by TAC and its Affiliates (including, without limitation, the Purchaser Note, the Purchaser Preferred Shares, the JEDI/Purchaser Option and the Tranche A Warrants), whether or not the conversion, exercise or exchange thereof is then subject to any condition or restriction is less than (B) an amount equal to 20% of the total number of shares of Common Stock then issued and outstanding and then subject to issuance upon the conversion of or exercise or exchange for all Equity Securities (including securities convertible, exercisable or exchangeable into Common Stock, whether or not the conversion, exercise or exchange thereof is then subject to


                               Page 28 of 35 Pages
any condition or restriction) of the Company or rights then outstanding.

                        B.  PURPOSE OF THE TRANSACTIONS.

          TAC's purpose in entering into the Purchase Agreement and acquiring the Purchaser Note and, subject to the satisfaction of certain conditions, acquiring the Purchaser Additional Shares, the Purchaser Preferred Shares, the Tranche A Warrants and the JEDI/Purchaser Option on the Second Closing Date is to acquire a significant equity position in the Company and to influence the management, policies and activities of the Company. TAC, AC and Anschutz believe that the recapitalization of the Company as contemplated by the Purchase Agreement will enhance the capital structure of the Company and will better position the Company to take advantage of acquisition and growth opportunities in the oil and gas industry. On and after the Second Closing Date, through the membership of Purchaser Designees on the Board of Directors of the Company, TAC, AC and Anschutz believe that TAC will have considerable influence over the management, policies and activities of the Company.

          TAC may decide to sell any portion or all of the Purchaser Note or, upon the conversion thereof, any or all of the Purchaser Conversion Shares. If TAC acquires the Purchaser Additional Shares, the Purchaser Preferred Shares (or, upon the conversion thereof, the Purchaser Preferred Conversion Shares), the Tranche A Warrants (or, upon the exercise thereof, the Tranche A Warrant Shares), or the JEDI/Purchaser Option (or, upon the exercise thereof, the Tranche B Warrant Shares), in each case on or after the Second Closing Date, TAC may thereafter sell any or all of the foregoing securities. TAC, AC and Anschutz may acquire or dispose of other shares of Common Stock or other Equity Securities of the Company. On the Second Closing Date, the voting, acquisition and disposition by TAC and its Affiliates of shares of Common Stock (including the Purchaser Note Conversion Shares, the Purchaser Additional Shares, the Purchaser Preferred Conversion Shares, the Tranche A Warrant Shares and the Tranche B Warrant Shares) and other Equity Securities of the Company would become subject to certain restrictions set forth in the draft Shareholders Agreement attached as Exhibit J to the Purchaser Agreement. Reference is made to Section A in this Item 4 for a summary of such restrictions.

          The amount, timing and conditions of any such possible purchase or sale of any shares of Common Stock or other Equity Securities of the Company by TAC, AC or Anschutz will depend upon the continuing assessment by TAC, AC and Anschutz of all relevant factors, including without limitation the following: the Company's business and

                               Page 29 of 35 Pages
prospects; the attitude and actions of the management, board of directors and other stockholders of the Company, including JEDI; other business and investment opportunities available to TAC, AC and Anschutz; the business and prospects of TAC, AC and Anschutz; economic conditions generally and in the oil and gas industry particularly; stock market, commodity market and money market conditions; the availability and nature of opportunities to dispose of the securities of the Company owned by TAC, AC and Anschutz; the availability and nature of opportunities for TAC, AC and Anschutz to purchase additional securities of the Company; and other plans and requirements of TAC, AC and Anschutz. Depending upon their assessment of these factors from time to time, TAC, AC and Anschutz may change their present intentions as stated above.

          The determination of TAC, AC and Anschutz to have TAC make an equity investment in the Company was made in the context of an overall review of the Company and its subsidiaries, which included the possibility (which TAC, AC and Anschutz intend to continue or consider) of seeking to acquire the Company as an entirety, although none of TAC, AC and Anschutz have any present plans in this regard. Should any of TAC, AC and Anschutz in the future seek to acquire control of the Company (including, without limitation, by means of market or privately negotiated purchases of securities of the Company, a tender offer, merger or otherwise), the prior establishment of an equity position in the Company might assist them in reaching such result.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          TAC is the direct beneficial owner, and AC and Anschutz are indirect beneficial owners, of 5,500,000 shares of Common Stock referred to in Item 4 as the Purchaser Note Conversion Shares that are issuable upon conversion of the nonrecourse secured convertible promissory note referred to in Item 4 as the Purchaser Note. Based upon the number of shares of Common Stock that TAC, AC and Anschutz believe to be issued and outstanding on March 31, 1995, such number of shares of Common Stock is equal to approximately 19.5% of the number of shares of Common Stock that would be outstanding after giving effect to the issuance of such shares.

          Pursuant to the Purchase Agreement, on the date referred to in Item 4 as the Second Closing Date, TAC may acquire from the Company 13,300,000 shares of Common Stock, 620,000 shares of Second Series Convertible Preferred Stock (which are convertible into 6,200,000 shares of Common Stock referred to in Item 4 as the Purchaser Preferred Conversion Shares), Tranche A Warrants to acquire 19,444,444 shares of Common Stock that are referred to in Item 4 as Tranche A Warrant Shares and an option (that is referred to in Item 4

                               Page 30 of 35 Pages
as the JEDI/Purchaser Option) to acquire from JEDI 11,250,000 shares of Common Stock that are referred to in Item 4 as Tranche B Warrant Shares (which
Tranche B Warrant Shares may be acquired by JEDI from the Company upon the exercise of Tranche B Warrants that may be acquired by JEDI from the Company). After giving effect to the conversion of the Purchaser Preferred Shares, the exercise of all Tranche A Warrants, Tranche B Warrants and the JEDI/Purchaser Option, assuming for such purpose the absence of the restrictions on the conversion or exercise thereof that are summarized in Section A of Item 4, on the Second Closing Date TAC may be deemed to acquire the beneficial ownership of 50,194,444 additional shares of Common Stock in the aggregate.

          Based on the number of shares of Common Stock outstanding on March 31, 1994, and assuming the issuance to TAC of 5,500,000 shares of Common Stock upon the conversion of the Purchaser Note and the acquisition by TAC of beneficial ownership of additional 50,194,444 shares of Common Stock referred to in the preceding paragraph, TAC would own 55,694,444 shares of Common Stock, or approximately 66.3% of the shares of Common stock that would be outstanding after giving effect to the issuance of all such shares.

          In connection with the acquisition on the Second Closing Date of the shares of Common Stock and other Equity Securities referred to in the second preceding paragraph, TAC will become subject to certain restrictions on the voting, acquisition and disposition of shares of Common Stock and other Equity Securities of the Company. Reference is made to Section A in Item 4 for a summary of such restrictions.

          TAC, AC and Anschutz may be deemed to direct the disposition of the Purchaser Note and, upon the conversion thereof, to share the power both to vote and to direct the disposition of the Purchaser Note Conversion Shares. TAC, AC and Anschutz may also be deemed to share the power both to vote and to direct the disposition of the other shares of Common Stock and Equity Securities of the Company referred to above if and when beneficial ownership thereof is acquired by TAC. Reference is made to Item 4 for a summary of the transactions pursuant to which TAC may acquire such beneficial ownership.


                               Page 31 of 35 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

          Reference is made to Item 4 above and the Exhibits filed herewith for a description of the Stock Purchase Agreement, the Purchaser Note, the Purchaser Registration Rights Agreement and the draft Shareholders Agreement and certain other documents referred to in Item 4.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1 Purchase Agreement dated as of May 17, 1995 between Forest Oil Corporation and The Anschutz Corporation

     Exhibit 2 Nonrecourse Secured Convertible Promissory Note dated May 19, 1995 of Forest Oil Corporation

     Exhibit 3 Registration Rights Agreement dated as of May 19, 1995 between Forest Oil Corporation and The Anschutz Corporation

     Exhibit 4      Agreement Re Joint Filing.






                                  Page 32 of 35 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 25, 1995
- ------------------------
Date



THE ANSCHUTZ CORPORATION



By /s/ Philip F. Anschutz
   -----------------------------
   Philip F. Anschutz, President

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 25, 1995
- ---------------------
Date



ANSCHUTZ COMPANY



By /s/ Philip F. Anschutz
   --------------------------
   Philip F. Anschutz, President

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 25, 1995
- --------------------
Date



By /s/ Philip F. Anschutz
   -----------------------
   Philip F. Anschutz

                                 EXHIBIT INDEX


Purchase Agreement dated as of May 17,
1995 between Forest Oil Corporation and
The Anschutz Corporation. . . . . . . . . . . . . . . . . .Exhibit 1

Nonrecourse Secured Convertible
Promissory Note dated May 19, 1995 of
Forest Oil Corporation. . . . . . . . . . . . . . . . . . .Exhibit 2

Registration Rights Agreement dated as of
May 19, 1995 between Forest Oil
Corporation and The Anschutz Corporation. . . . . . . . . .Exhibit 3

Agreement re Joint Filing . . . . . . . . . . . . . . . . .Exhibit 4









                                  Ex. -1